United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release
Signature Page

Vale on extraordinary dividend payment
Rio de Janeiro, December 30, 2010 — Vale S.A. (Vale) ratifies the announcement made on September 23, 2010 that its Executive Board has approved and will submit to the Board of Directors the proposal for payment of an extraordinary dividend of US$1 billion.
The proposal will be submitted for approval to the Board of Directors in the meeting scheduled for January 14, 2011 and, if approved, the payment will be made on January 31, 2011. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, as the depositary agent, on February 7, 2011 and February 9, 2011, respectively.
The proposed gross amount of US$1 billion is equal to US$0.191634057 per common or preferred share outstanding, based on the number of shares on November 30, 2010. The amount in Brazilian reais will be calculated using the Brazilian real/US dollar exchange rate (Ptax-Option 5) published by the Central Bank of Brazil on January 13, 2011. The amount will be subject to appropriate adjustments for withholding tax if the distribution is classified for tax purposes as interest on shareholders’ equity. Other fees and/or charges may also be applicable.
If the proposal is approved by the Board, all investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&FBovespa is January 14, 2011. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is January 19, 2011 Eastern Standard Time and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on January 19, 2011.
Vale shares will be traded ex-dividend on BM&FBovespa as of January 17, 2011, on NYSE and Euronext Paris as of January 14, 2011 and on HKEx as of January 18, 2011.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: December 30, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations